TEXTURE CAPITAL INC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2024

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 6/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Texture Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

59 Strong Place
(No. and Street)

Brooklyn	NY	11231
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Johnson	646 979 8558	richard@texture.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Johnson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Texture Capital, Inc _____, as of 6/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DIANA FRANCESCHI
NOTARY PUBLIC, State of New York
No. 01FR6283237
Qualified in Kings County
Commission Expires June 3, 20 25

Signature: _____

Title:
CEO _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TEXTURE CAPITAL INC

JUNE 30, 2024

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

See accompanying notes to the Financial Statement



Sanville & Company LLC
Philadelphia | New York | Dallas



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and
Those Charged With Governance of
Texture Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Texture Capital, Inc. (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
August 15, 2024

3

TEXTURE CAPITAL INC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS		
Cash	$	64,371
Due from affiliates		135,018
Prepaid expenses		12,602
Accounts Receivable		12,510
Deposits with FINRA		269
Total assets	$	224,770
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Deferred Revenue	$	25,375
Accounts payable		2,143
Total liabilities		27,518
Stockholder's Equity:		
Common Stock, par value $.01, 1,500 shares authorized		
1,500 shares issued and outstanding		15
Additional paid-in capital		994,985
Accumulated deficit		(797,748)
Total stockholder's equity		197,252
Total liabilities and stockholder's equity	$	224,770

See accompanying notes to the Financial Statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Texture Capital Inc (the "Company") is a wholly-owned subsidiary of Texture Holdings Corporation (the "Parent"). The Company was organized on November 8, 2018 as a Delaware corporation and is registered to do business in New York as a foreign entity. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), as of September 28, 2020. The Company operates an alternative trading system and a platform for initial digital securities offerings. In addition, the Company conducts private placement of securities and investment advisory services.

   The Company does not claim an exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934, in reliance on Footnote 74 to SEC Release 34-70073 which provides that the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts.

   The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Concentration of risk
   The Company maintains cash in a bank account which is interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

   Use of estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Income taxes
   As a wholly-owned company, the Company files under the Parent's federal consolidated tax return in which all items of income, expense, gains and losses are consolidated with the Parent for tax purposes. The Company has no unrecognized tax benefits at June 30, 2024.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions
The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2024, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Financial instruments – credit losses
In accordance with FASB ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The Company must recognize as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

3. **NET CAPITAL REQUIREMENTS** (*continued*)

At June 30, 2024, the Company had net capital, as defined, of $36,853, which exceeded the required minimum net capital of $5,000 by $31,853. Aggregate indebtedness at June 30, 2024 totaled $27,518. The Company's percentage of aggregate indebtedness to net capital was 74.67%.

4. **GOING CONCERN**

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative cash flows and is expected to have operating losses under the current market conditions. As of June 30, 2024, the Company's cash balance was $64,371. Management has expressed their commitment and ability to contribute capital to ensure net capital compliance is maintained.

5. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since June 30, 2024 and determined that there are no material events that would require disclosures in the Company's financial statements.